Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 39 DATED AUGUST 7, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 39 to you in order to supplement our prospectus. This supplement, dated
August 7, 2003, to our prospectus dated June 7, 2002, updates information in the "Real Property Investments" and "Plan of Distribution" sections of our prospectus. This Supplement No. 39 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 38 dated July 24, 2003, Supplement No. 37 dated July 10, 2003, Supplement No. 36 dated July 1, 2003, Supplement No. 35 date June 24, 2003 and Supplement No. 34 dated June 6, 2003 (Supplement No. 34 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and May 22, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since July 24, 2003, the date of our last supplement to our Prospectus. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 8/05/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Bellevue Place Shopping Center 7657 Highway 70 South Bellevue, TN	NC	2002/2003	8/07/03	10,882,000	76,778	94	9	Bed, Bath & Beyond Michael's Petco Dollar Tree

Camfield Corners 8620 Camfield Road Ballantyne, NC	NC	1994/2003	8/05/03	9,350,000	69,880	88	8	Bi-Lo

Route 22 Retail Center 2700 US Highway 22 East Union, NJ	NC	1997	7/31/03	18,801,000 (1)	110,453	100	3	Circuit City Baby Superstore The Furniture King

Cascades Market Place 21050 Southbank Street Sterling, VA	NC	1996/1998	7/28/03	16,800,000	100,134	100	8	Sports Authority Staples

Northlake Commons I-95 and Northlake Blvd Palm Beach Gardens, FL	NC	1987/2003	7/25/03	24,321,000	143,955	83	30	Ross Dress for Less Off Main Furniture

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

  As part of the acquisition of the Route 22 Retail Center, we assumed the existing debt with a remaining principal balance of approximately $10,610, 000, after a $745,000 prepayment of principal. The loan requires interest only payments at a rate of 7.49% per annum and can be repaid in 2008.

NC Neighborhood and Community Retail Shopping Center

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire each property will generally depend upon no material adverse change occurring relating to the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering and financing proceeds to make these acquisitions; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

We anticipate purchasing the properties listed below from unaffiliated third parties. We intend to purchase these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 08/05/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Cortez Plaza U.S. 41 and Cortez Road Bradenton, FL	NC	1966/1988	26,800,000 (1)	289,110	94	29	Publix Circuit City PETsMART Burlington Coat Factory

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center
  As part of the purchase of this property, we will assume the existing indebtedness with a remaining principal balance of approximately $16,803,000. The loan will require principal and interest payments based on an annual rate of 7.15% and matures in June 2012.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of August 4, 2003, we had sold 149,951,699 shares in our third offering, resulting in gross proceeds of $1,496,962,230. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 4, 2003, we had incurred $134,195,841 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $1,362,766,389 of net proceeds from the sale of those 149,951,699 shares. An additional 7,647,524 shares have been sold pursuant to our Distribution Reinvestment Program as of August 4, 2003, for which we have received additional net proceeds of $72,651,481. As of August 4, 2003, we had repurchased 859,923 shares through our Share Repurchase Program resulting in disbursements totaling $8,093,304. As a result, our net offering proceeds from all offerings total approximately $2,007,151,498 as of August 4, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,977,000 are included in the purchase prices we have paid for all our properties purchased through August 4, 2003. As of August 4, 2003, we had invested approximately $1,771,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,985,000,000, and we had invested approximately $88,000,000 in notes receivable from developers of four shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of August 4, 2003, we had net offering proceeds of approximately $96,000,000 available for investment in additional properties. As of August 4, 2003, we have committed to the acquisition of an additional $1,100,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.